                                                                EXHIBIT 99.A.16



Contact:          Investor Relations
                  Herbalife International
                  (310) 410-9600 ext. 32202
                  HerbalifeIR@Compuserve.com


                          HERBALIFE ANNOUNCES TENTATIVE
                   SETTLEMENT OF LAWSUITS CHALLENGING BUY-OUT

LOS ANGELES -- (BUSINESS WIRE) -- Jan. 10, 2000 -- Herbalife International Inc. (Nasdaq: HERBA; Nasdaq: HERBB) today reported that it has reached a tentative settlement with the representative plaintiffs' counsel in the litigation opposing the buy-out proposed by Mark Hughes, the company's founder, president and chief executive officer.

As previously announced, Hughes has offered to purchase all of the company's Class A and Class B shares not already owned by him for $17 per share in cash, pursuant to a pending tender offer.

Following the announcement in September 1999 of the tender offer and a related merger, the company, its directors and certain of its executive officers were named as defendants in several putative class action lawsuits challenging the proposed transactions. The tentative settlement being announced today would provide for a release of the claims asserted in the lawsuits.

Under the terms of the tentative settlement agreement, members of the settlement class (which includes, generally, the company's public stockholders and the holders of the DECS securities issued by DECS Trust III) would become entitled to a supplemental cash payment in an amount equal to $.81 per share or DECS security.

The supplemental payment would be in addition to the $17 per share in cash payable pursuant to the tender offer and the merger. In addition, under the terms of the tentative settlement agreement, the company would re-open dissenters' rights for an additional period of time expiring on January 28, 2000. If the tender offer is extended, the deadline for the exercise of dissenters' rights would be similarly extended, but in no event to a date later than February 14, 2000.

The tentative settlement agreement includes additional terms, which the company indicated will be described in supplemental tender offer materials to be distributed to stockholders during the next several days.

The company indicated that it and the representative plaintiffs' counsel have executed a Stipulation of Settlement and have obtained preliminary court approval of the settlement. The terms of the settlement, including the making of the supplemental payment, are subject to a number of conditions, including completion of the buy-out transaction and final court approval. There can be no assurance that these conditions will be satisfied; consequently, there can be no assurance that the supplemental payment will be made.

Herbalife International markets nutritional, weight-management and personal care products in 46 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the company.